Exhibit 99.1

Bitauto Announces Fourth Quarter and Fiscal Year 2013 Results

BEIJING, March 6, 2014 — Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20131.

Fourth Quarter and Fiscal Year 2013 Highlights

•	Revenue in the fourth quarter of 2013 was RMB483.6 million (US$79.9 million), a 36.3% increase from the corresponding period in 2012. Revenue in fiscal year 2013 was RMB1.44 billion (US$237.8 million), a 36.2% increase from 2012.

•	Gross profit in the fourth quarter of 2013 was RMB382.5 million (US$63.2 million), a 53.2% increase from the corresponding period in 2012. Gross profit in fiscal year 2013 was RMB1.10 billion (US$182.4 million), a 44.4% increase from 2012.

•	Operating profit in the fourth quarter of 2013 was RMB104.1 million (US$17.2 million), a 52.2% increase from the corresponding period in 2012. Operating profit in fiscal year 2013 was RMB250.9 million (US$41.4 million), a 63.3% increase from 2012.

•	IFRS profit in the fourth quarter of 2013 was RMB93.4 million (US$15.4 million), a 54.2% increase from the corresponding period in 2012. IFRS profit in fiscal year 2013 was RMB241.2 million (US$39.8 million), a 78.5% increase from 2012.

•	Non-GAAP profit in the fourth quarter of 2013 was RMB103.3 million (US$17.1 million), a 58.4% increase from the corresponding period in 2012. Non-GAAP profit in fiscal year 2013 was RMB263.2 million (US$43.5 million), a 77.3% increase from 2012.

•	Non-GAAP basic and diluted profit per ADS in the fourth quarter of 2013 was RMB2.58 (US$0.43) and RMB2.41 (US$0.40), respectively. Non-GAAP basic and diluted profit per ADS in fiscal year 2013 was RMB6.63 (US$1.10) and RMB6.27 (US$1.04), respectively.

Mr. William Li, chief executive officer and chairman of Bitauto commented, “I am pleased to announce we delivered yet another set of healthy top and bottom line results in the fourth quarter with year-over-year revenue growth of 36.3% and non-GAAP profit growth of 58.4%. Our ability to maintain a sustainable rate of growth throughout 2013 helped to drive strong full-year results with revenue growth of 36.2% and non-GAAP profit growth of 77.3%.”

“Our focus remains on providing car buyers with the most informative online products and services and delivering our auto maker and dealer customers with effective digital marketing solutions.” continued Mr. Li. “I’m pleased to say that in the fourth quarter of 2013 our EP platform generated over 11 million general sales leads for our dealer customers and advertising revenue from bitauto.com reached a new high. In 2013 we also significantly increased investment in our mobile offerings in order to deliver increasingly easy-to-use vehicle purchasing tools to car buyers. We are pleased with the exceptional results we’ve seen from our mobile offering. In 2013 alone, over 15 million users activated our mobile apps, traffic to our mobile sites increased significantly and in December 2013, over 40% of sales leads were generated via mobile.

[1]

This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.0537 to US$1.00, the effective noon buying rate as of December 31, 2013 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

“In 2014, we will continue to invest in our mobile offerings to ensure we continue to respond to the rapid trend among users towards mobile and to maintain our leading position. To support the development of our key business segments, we will continue to execute on our three core growth strategies. First, we will expand the range of value-added offerings available on our EP platform including new pay for performance sale products designed to increase the average spend per dealer customer on the EP platform. Second, we will continue to build bitauto.com’s brand recognition and actively build brand awareness around its mobile offerings. Third, we will continue to invest in our used car business. In the first half of this year, we will launch our leading used car vehicle valuation products in collaboration with KBB and CADA, which will help further strengthen our competitive advantage and raise market entry barriers for our competitors. We are confident these strategies will build solid foundations for Bitauto’s future long-term growth.”

Mr. Andy Zhang, chief financial officer of Bitauto added, “Our strong full-year growth in both revenue and non-GAAP profit demonstrates the success of our established core growth strategies. In 2013 we remained China’s largest internet auto vertical business in terms of revenue demonstrating our ability to provide highly effective platforms for our automaker and auto dealer customers as their demand increasingly shifts to targeted online marketing services. As we move into 2014, our focus remains on expanding the range and availability of our product and service offerings via mobile and PC devices, and on further building brand awareness.”

Recent Updates

As of December 31, 2013, the Company had a total of 43,405,745 ordinary shares, with 28,918,244 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Basic and diluted per ADS figures for the fourth quarter of 2013 were calculated using a weighted average of 39,987,967 and 42,810,001 ADSs, respectively. Basic and diluted ADS figures for fiscal year 2013 were calculated using a weighted average of 39,724,505 and 41,997,123 ADSs, respectively.

Fourth quarter 2013 Results

Bitauto reported revenue of RMB483.6 million (US$79.9 million) for the fourth quarter of 2013, including advertising and subscription revenue of RMB419.7 million (US$69.3 million) and agent service revenue2 of RMB63.9 million (US$10.6 million), representing a 36.3% increase from the corresponding period in 2012. The increase in revenue was primarily attributable to the growth of the bitauto.com advertising business and the EP platform business.

Cost of revenue for the fourth quarter of 2013 was RMB101.1 million (US$16.7 million), representing a year-over-year decrease of 3.9% from RMB105.2 million (US$17.4 million). Cost of revenue as a percentage of revenue in the fourth quarter of 2013 was 20.9%, compared to 29.6% in the corresponding period in 2012.

Gross profit for the fourth quarter of 2013 was RMB382.5 million (US$63.2 million), representing a 53.2% increase from the corresponding period in 2012.

Selling and administrative expenses were RMB242.4 million (US$40.0 million) for the fourth quarter of 2013, representing an increase of 48.2% from the corresponding period in 2012. This increase was primarily attributable to an increase in selling and administrative headcount, and an increase in employee salaries and benefits, as well as an increase in expenses relating to the Company’s mobile marketing efforts and search engine marketing efforts.

Product development expenses were RMB36.0 million (US$5.9 million) for the fourth quarter of 2013, a 103.6% increase from the corresponding period in 2012. The increase was primarily due to an increase in product development headcount and their related expenses.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB7.3 million (US$1.2 million) in the fourth quarter of 2013, compared to RMB4.6 million (US$0.8 million) in the corresponding period in 2012. The increase was mainly due to the granting of restricted share units in 2013.

Operating profit in the fourth quarter of 2013 was RMB104.1 million (US$17.2 million), representing a 52.2% increase from the corresponding period in 2012. The increase was primarily due to business scalability and an increase in operation efficiency.

Income tax expense in the fourth quarter of 2013 was RMB12.0 million (US$2.0 million), compared to an income tax expense of RMB9.3 million (US$1.5 million) in the corresponding period in 2012. The income tax expense was mainly attributed to an increase in taxable profit.

IFRS profit in the fourth quarter of 2013 was RMB93.4 million (US$15.4 million), a 54.2% increase from the corresponding period in 2012. Basic and diluted profit per ADS, each representing one ordinary share, in the fourth quarter of 2013 amounted to RMB2.34 (US$0.39) and RMB2.18 (US$0.36), respectively.

[2]	The agent service revenue is primarily derived from fees received for assisting customers in placing advertisements, organizing promotional activities to promote their products, and from performance–based rebates from the media vendors.

Non-GAAP profit in the fourth quarter of 2013 was RMB103.3 million (US$17.1 million), a 58.4% increase from the corresponding period in 2012. Non-GAAP basic and diluted profit per ADS in the fourth quarter of 2013 amounted to RMB2.58 (US$0.43) and RMB2.41 (US$0.40), respectively.

Fourth Quarter 2013 Business Segment Results

Revenue from the bitauto.com advertising business for the fourth quarter of 2013 was RMB253.6 million (US$41.9 million), representing a 55.2% increase from the corresponding period in 2012. The increase was attributable to better brand recognition of the bitauto.com website and an increase in advertising spending by OEM customers.

Cost of revenue for the bitauto.com advertising business for the fourth quarter of 2013 was RMB28.5 million (US$4.7 million), representing a year-over-year increase of 54.1% from RMB18.5 million (US$3.1 million) for the corresponding period in 2012. This was mainly due to an increase in personnel expenses of employees directly engaged in revenue-generating activities, an increase in tax and related surcharges in line with revenue growth and an increase in content distribution costs. Cost of revenue as a percentage of revenue in the fourth quarter of 2013 was 11.2%, compared to 11.3% in the corresponding period in 2012.

Gross profit from the bitauto.com advertising business for the fourth quarter of 2013 was RMB225.1 million (US$37.2 million), representing a 55.3% increase from the corresponding period in 2012.

Operating profit from the bitauto.com advertising business for the fourth quarter of 2013 was RMB77.4 million (US$12.8 million), representing a 55.0% increase from the corresponding period in 2012. The increase was mainly due to enhanced sales efficiency and scalability of the bitauto.com advertising business.

Revenue from the EP platform business for the fourth quarter of 2013 was RMB158.1 million (US$26.1 million), representing a 24.5% increase from the corresponding period in 2012. The increase was attributable to an increase in both the number of paid subscribers and months of paid subscription. The Company recorded 35,229 months of paid subscription for the period.

Cost of revenue for the EP platform business for the fourth quarter of 2013 was RMB27.3 million (US$4.5 million), representing a year-over-year decrease of 38.3% from RMB44.2 million (US$7.3 million) for the corresponding period in 2012. This was mainly due to a decrease in purchases of handheld devices, which support our digital point-of-sales system. Cost of revenue as a percentage of revenue in the fourth quarter of 2013 was 17.2%, compared to 34.8% in the corresponding period in 2012.

Gross profit from the EP platform business for the fourth quarter of 2013 was RMB130.8 million (US$21.6 million), representing a 58.1% increase from the corresponding period in 2012.

Operating profit from the EP platform business for the fourth quarter of 2013 was RMB43.2 million (US$7.1 million), representing a 24.9% increase from the corresponding period in 2012.

Revenue from the taoche.com business for the fourth quarter of 2013 was RMB8.0 million (US$1.3 million), representing a 71.8% increase from the corresponding period in 2012.

Cost of revenue for the taoche.com business for the fourth quarter of 2013 was RMB10.9 million (US$1.8 million), representing a year-over-year decrease of 3.3% from RMB11.3 million (US$1.9 million) for the corresponding period in 2012.

Gross loss from the taoche.com business for the fourth quarter of 2013 was RMB2.9 million (US$0.5 million), compared to a gross loss of RMB6.6 million (US$1.1 million) in the corresponding period in 2012.

Operating loss from the taoche.com business for the fourth quarter of 2013 was RMB13.5 million (US$2.2 million), compared to an operating loss of RMB12.4 million (US$2.0 million) in the corresponding period in 2012.

Revenue from the digital marketing solutions business for the fourth quarter of 2013 was RMB63.9 million (US$10.6 million), representing a 6.9% increase from the corresponding period in 2012, which reflects an increase in the number of advertising customers and an increase in spending by certain customers on advertising and events in the fourth quarter.

Cost of revenue for the digital marketing solutions business for the fourth quarter of 2013 was RMB34.4 million (US$5.7 million), representing a year-over-year increase of 10.2% from RMB31.2 million (US$5.2 million) for the corresponding period in 2012. The increase was mainly due to higher-direct-cost services accounting for a larger percentage of services provided to digital marketing solutions customers.

Gross profit from the digital marketing solutions business for the fourth quarter of 2013 was RMB29.5 million (US$4.9 million), representing a 3.2% increase from the corresponding period in 2012.

Operating loss from the digital marketing solutions business for the fourth quarter of 2013 was RMB3.0 million (US$0.5 million), compared to an operating loss of RMB3.7 million (US$0.6 million) in the corresponding period in 2012.

As of December 31, 2013, the Company had cash and cash equivalents of RMB1.11 billion (US$183.0 million). Cash from operating activities, cash used in investing activities such as capital expenditures, and cash from financing activities in the fourth quarter of 2013 were RMB256.9 million (US$42.4 million), RMB11.8 million (US$2.0 million), and RMB226.8 million (US$37.5 million), respectively.

Gross billings3 in the fourth quarter of 2013 was RMB647.8 million (US$107.0 million), compared to RMB484.7 million (US$80.1 million) in the corresponding period in 2012.

Fiscal Year 2013 Results

Revenue in 2013 was RMB1.44 billion (US$237.8 million), including advertising and subscription revenue of RMB1.23 billion (US$203.8 million) and agent service revenue of RMB205.7 million (US$34.0 million), representing a 36.2% increase from 2012. The increase in revenue was mainly attributed to the growth of the bitauto.com advertising business and the EP platform business.

Cost of revenue in 2013 was RMB335.2 million (US$55.4 million), representing a year-over-year increase of 14.7% from RMB292.2 million (US$48.3 million) in 2012. Cost of revenue as a percentage of revenue in 2013 was 23.3%, compared to 27.6% in 2012.

Gross profit in 2013 was RMB1.10 billion (US$182.4 million), representing a 44.4% increase from 2012.

Selling and administrative expenses in 2013 were RMB748.9 million (US$123.7 million), representing an increase of 34.4% from 2012. This increase was primarily attributable to an increase in selling and administrative headcount, and an increase in employee salaries and benefits, as well as an increase in expenses relating to the Company’s search engine marketing efforts and mobile marketing efforts.

Product development expenses in 2013 were RMB104.4 million (US$17.2 million), a 94.1% increase from 2012. The increase was primarily due to an increase in product development headcount and their related expenses.

Share-based payment expenses in 2013, which were allocated to related operating expense line items, were RMB19.4 million (US$3.2 million), compared to RMB13.3 million (US$2.2 million) in 2012. The increase was mainly due to the granting of restricted share units in 2013.

Operating profit in 2013 was RMB250.9 million (US$41.4 million), representing a 63.3% increase from 2012. The increase was primarily due to business scalability and an increase in operation efficiency.

[3]	For the advertising agent services the Company provides, the Company acts as an agent in placing advertisements on the websites of the media vendors on behalf of the automaker customers. The Company receives fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, records the fees on a net basis in its consolidated financial statements. The net fees recognized from each such transaction amount to a relatively small percentage of the related trade receivables or payables recorded on a gross basis. For the advertising services the Company provides, the Company acts as the principal in the arrangement and records revenues on a gross basis in its consolidated financial statements. Revenues are recognized only after the amount has been contractually agreed with the customers, the advertisements have been published and when the collectability is reasonably assured. For both the advertising agent services and advertising services provided, the Company enters into publishing schedule agreements with its automaker and automobile dealer customers, and related advertising agreements with the media vendors who are then obligated to place the advertisements according to the Company’s customers’ publishing schedule agreements. At such time, the Company records receivables from the customers and, in the same amount, corresponding payables due to the media vendors on a gross basis. Such payments are conducted through the Company. Gross billings include the gross value of advertisements placed by the Company’s customers that correspond to the gross payables recorded due to the media vendors.

Income tax expense in 2013 was RMB22.3 million (US$3.7 million), compared to RMB18.9 million (US$3.1 million) in 2012. The increase was mainly attributed to an increase in taxable profit.

IFRS profit in 2013 was RMB241.2 million (US$39.8 million), a 78.5% increase from 2012. Basic and diluted earnings per ADS, each representing one ordinary share, in fiscal year 2013 amounted to RMB6.07 (US$1.00) and RMB5.74 (US$0.95), respectively.

Non-GAAP profit in 2013 was RMB263.2 million (US$43.5 million), a 77.3% increase from 2012. Non-GAAP basic and diluted profit per ADS in fiscal year 2013 amounted to RMB6.63 (US$1.10) and RMB6.27 (US$1.04), respectively.

Fiscal Year 2013 Business Segment Results

Revenue from the bitauto.com advertising business in 2013 was RMB722.1 million (US$119.3 million), representing a 49.7% increase from 2012. The increase was attributable to better brand recognition of the bitauto.com website and an increase in advertising spending by OEM customers.

Cost of revenue for the bitauto.com advertising business in 2013 was RMB94.5 million (US$15.6 million), representing a year-over-year increase of 32.0% from RMB71.5 million (US$11.8 million) in 2012. This was mainly due to an increase in personnel expenses of employees directly engaged in revenue-generating activities, an increase in higher-direct-cost services and an increase in content distribution costs. Cost of revenue as a percentage of revenue in 2013 was 13.1%, compared to 14.8% in 2012.

Gross profit from the bitauto.com advertising business in 2013 was RMB627.6 million (US$103.7 million), representing a 52.8% increase from 2012.

Operating profit from the bitauto.com advertising business in 2013 was RMB206.8 million (US$34.2 million), representing a 60.4% increase from 2012. The increase was mainly due to enhanced sales efficiency and scalability of the bitauto.com advertising business.

Revenue from the EP platform business in 2013 was RMB489.8 million (US$80.9 million), representing a 36.8% increase from 2012. The increase was attributable to an increase in both the number of paid subscribers and months of paid subscription. The Company recorded 119,274 months of paid subscription in 2013.

Cost of revenue for the EP platform business in 2013 was RMB105.0 million (US$17.3 million), representing a year-over-year increase of 16.6% from RMB90.0 million (US$14.9 million) in 2012. This was mainly due to an increase in fees paid to partner websites to distribute dealer customers’ automobile pricing and promotional information, as well as an increase in higher-direct-cost services. Cost of revenue as a percentage of revenue in 2013 was 21.4%, compared to 25.1% in 2012.

Gross profit from the EP platform business in 2013 was RMB384.8 million (US$63.6 million), representing a 43.5% increase from 2012. The increase was in line with revenue growth.

Operating profit from the EP platform business in 2013 was RMB105.4 million (US$17.4 million), representing a 54.0% increase from 2012.

Revenue from the taoche.com business in 2013 was RMB21.7 million (US$3.6 million), representing a 0.4% increase from 2012.

Cost of revenue for the taoche.com business in 2013 was RMB33.0 million (US$5.4 million), representing a year-over-year decrease of 14.5% from RMB38.5 million (US$6.4 million) in 2012.

Gross loss from the taoche.com business in 2013 was RMB11.2 million (US$1.9 million), compared to a gross loss of RMB16.9 million (US$2.8 million) in 2012.

Operating loss from the taoche.com business in 2013 was RMB50.9 million (US$8.4 million), compared to an operating loss of RMB39.4 million (US$6.5 million) in 2012.

Revenue from the digital marketing solutions business in 2013 was RMB205.7 million (US$34.0 million), representing a 5.6% increase from 2012, which reflects an increase in the number of advertising customers and an increase in spending by certain customers on advertising and events in 2013.

Cost of revenue for the digital marketing solutions business in 2013 was RMB102.8 million (US$17.0 million), representing a year-over-year increase of 11.7% from RMB92.0 million (US$15.2 million) in 2012. The increase was mainly due to higher-direct-cost services accounting for a larger percentage of services provided to digital marketing solutions customers.

Gross profit from the digital marketing solutions business in 2013 was RMB102.9 million (US$17.0 million), representing a 0.3% increase from 2012.

Operating loss from the digital marketing solutions business in 2013 was RMB10.5 million (US$1.7 million), compared to an operating loss of RMB4.4 million (US$0.7 million) in 2012.

Cash from operating activities, cash used in investing activities such as capital expenditures, and cash from financing activities in 2013 were RMB335.4 million (US$55.4 million), RMB56.9 million (US$9.4 million), and RMB231.6 million (US$38.3 million), respectively.

Gross billings in 2013 was RMB2.01 billion (US$332.3 million), compared to RMB1.55 billion (US$256.5 million) in 2012.

Bills receivables, representing short-term notes receivable issued by financial institutions that entitle the Company to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance, was RMB69.2 million (US$11.4 million) as of December 31, 2013, compared to RMB68.8 million (US$11.4 million) as of December 31, 2012.

Trade receivables was RMB656.7 million (US$108.5 million) as of December 31, 2013, compared to RMB472.1 million (US$78.0 million) as of December 31, 2012. This increase was due to an increase in gross billings.

The number of employees totalled 2,215 as of December 31, 2013, representing an 11.9% increase from the same period in 2012. The increase in headcount was primarily due to the year-over-year expansion of the Company’s sales network from 132 to 140 locations.

Days sales outstanding (“DSO”)4 were approximately 114 days in 2013, the same as that in 2012.

First Quarter 2014 Outlook

Bitauto currently expects to generate revenue in the range of RMB326.0 million (US$53.9 million) to RMB336.0 million (US$55.5 million) in the first quarter of fiscal year 2014, representing a 36.1% to 40.3% year-over-year increase. Bitauto currently expects non-GAAP diluted earnings per ADS, each representing one ordinary share, to be approximately RMB0.85 (US$0.14) to RMB0.90 (US$0.15) in the first quarter of 2014, representing a 51.8% to 60.7% year-over-year increase.

This forecast takes into consideration seasonality factors in Bitauto’s business, and excludes any impact of foreign currency fluctuation. It reflects management’s current and preliminary view, which is subject to change.

Conference Call Information

Bitauto’s management will hold an earnings conference call on Thursday, March 6, 2014 at 8:00 AM U.S. Eastern Time (9:00 PM Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-6750-437 or +1-866-5194-004

Hong Kong:	+852-2475-0994 or 800-930-346

China:	400-6208-038 or 800-8190-121

International:	+65-6723-9381

Conference ID:	1596353

[4]	The Company’s annual DSO is defined as average trade receivables divided by gross billings, multiplied by 365 days.

A replay of the conference call may be accessed by phone at the following number until March 13, 2014:

US:	+1-855-4525-696

International:	+61-2-8199-0299

Conference ID:	1596353

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. Bitauto manages its businesses in four segments: the bitauto.com advertising business, the EP platform business, the taoche.com business, and the digital marketing solutions business.

The Company’s bitauto.com advertising business offers automakers and dealers a variety of advertising services through its bitauto.com website, which provides consumers with up-to-date new automobile pricing and promotional information, specifications, reviews and consumer feedback. The Company’s EP platform business provides web-based integrated digital marketing and customer relationship management (CRM) applications to new automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them effectively market their automobiles to consumers. The Company’s taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the taoche.com website and partner websites. The Company provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its taoche.com website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for first quarter of 2014 and the quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the Internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

Bitauto’s management supplements the data it receives regarding IFRS profit with non-GAAP profit, which excludes from IFRS profit the charges relating to share-based payments and non-capitalized follow-on public offering expenses. This non-GAAP financial measure provides Bitauto’s management with the ability to assess its operating results without considering the impact of non-cash charges resulting from share-based payments. Furthermore, this non-GAAP financial measure eliminates the impact of item(s) that Bitauto does not consider indicative of the performance of its business.

The use of non-GAAP profit has certain limitations. Share-based payments have been and will continue to be incurred and are not reflected in the presentation of the non-GAAP profit. This non-GAAP financial measure should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for or superior to IFRS results. In addition, non-GAAP profit may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of this non-GAAP financial measure to the most directly comparable IFRS financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com

Rachael Layfield

Brunswick Group LLP

Tel: +86-10-5960-8600

bitauto@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

Tel: +1 (212) 333-3810

bitauto@brunswickgroup.com

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of comprehensive income data

	For the Three Months Ended
	December 31, 2012	December 31, 2013
	RMB	RMB
	Unaudited	Unaudited

Revenue	354,876,655	483,613,023
Cost of revenue	(105,200,069)	(101,089,503)

Gross profit	249,676,586	382,523,520

Selling and administrative expenses	(163,595,329)	(242,443,247)
Product development expenses	(17,682,085)	(35,994,971)

Operating profit	68,399,172	104,085,302

Other income	5,748,244	4,014,792
Other expenses	(4,420,533)	(1,420,713)
Interest income	2,048,646	1,225,488
Interest expense	(1,410,134)	(2,078,354)
Changes in fair value of financial assets	(101,514)	—
Share of losses of an associate and joint ventures	(392,412)	(433,582)

Profit before tax	69,871,469	105,392,933

Income tax expense	(9,295,574)	(12,000,373)

Profit for the period	60,575,895	93,392,560

Total comprehensive income for the period	56,535,582	98,108,393

Other financial data (unaudited)
Non-GAAP profit for the period	65,216,924	103,313,102

Reconciliation of IFRS profit to non-GAAP profit

	For the Three Months Ended
	December 31, 2012	December 31, 2013
	RMB	RMB
	Unaudited	Unaudited
Profit for the period	60,575,895	93,392,560
Share-based payments	4,641,029	7,309,793
Non-capitalized follow-on public offering expenses	—	2,610,749

Non-GAAP profit for the period	65,216,924	103,313,102

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of comprehensive income data

	For the Year Ended
	December 31, 2012	December 31, 2013
	RMB	RMB
	Audited	Unaudited

Revenue	1,056,905,980	1,439,332,364
Cost of revenue	(292,150,155)	(335,198,970)

Gross profit	764,755,825	1,104,133,394

Selling and administrative expenses	(557,355,414)	(748,868,802)
Product development expenses	(53,794,845)	(104,405,159)

Operating profit	153,605,566	250,859,433

Other income	6,579,959	12,419,154
Other expenses	(7,279,115)	(6,892,492)
Interest income	5,534,742	8,111,431
Interest expense	(3,771,809)	(2,751,915)
Changes in fair value of financial assets	(267,297)	—
Share of (losses)/profits of an associate and joint ventures	(317,143)	1,737,568

Profit before tax	154,084,903	263,483,179

Income tax expense	(18,923,256)	(22,254,998)

Profit for the year	135,161,647	241,228,181

Total comprehensive income for the year	134,575,439	235,128,454

Other financial data (unaudited)
Non-GAAP profit for the year	148,447,466	263,225,389

Reconciliation of IFRS profit to non-GAAP profit

	For the Year Ended
	December 31, 2012	December 31, 2013
	RMB	RMB
	Unaudited	Unaudited
Profit for the year	135,161,647	241,228,181
Share-based payments	13,285,819	19,386,459
Non-capitalized follow-on public offering expenses	—	2,610,749

Non-GAAP profit for the year	148,447,466	263,225,389

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of financial position data

	December 31, 2012	December 31, 2013
	RMB	RMB
	Audited	Unaudited

Assets
Trade receivables	472,074,696	656,654,578
Bills receivables	68,768,260	69,183,900
Cash and cash equivalents	600,385,558	1,107,780,445
Other current assets	81,616,961	79,555,290
Non-current assets	200,935,386	213,810,591

Total assets	1,423,780,861	2,126,984,804

Liabilities
Trade payables	132,821,192	232,533,524
Other current liabilities	295,863,671	413,569,378
Non-current liabilities	7,291,615	5,033,021

Total liabilities	435,976,478	651,135,923

Total equity	987,804,383	1,475,848,881

Total liabilities and equity	1,423,780,861	2,126,984,804

Operating segment information

	For the Three Months Ended
	December 31, 2012	% of Revenue	December 31, 2013	% of Revenue	% Change
	RMB000s		RMB000s
	Unaudited		Unaudited

bitauto.com advertising business
- Revenue	163,457		253,616		55.2%
- Gross profit	144,977	88.7%	225,131	88.8%	55.3%
- Operating profit	49,921	30.5%	77,376	30.5%	55.0%

EP platform business
- Revenue	126,963		158,093		24.5%
- Gross profit	82,750	65.2%	130,823	82.8%	58.1%
- Operating profit	34,581	27.2%	43,182	27.3%	24.9%

taoche.com business
- Revenue	4,641		7,973		71.8%
- Gross loss	(6,625)	(142.7%)	(2,920)	(36.6%)	(55.9%)
- Operating loss	(12,383)	(266.8%)	(13,514)	(169.5%)	9.1%

Digital marketing solutions business
- Revenue	59,816		63,931		6.9%
- Gross profit	28,575	47.8%	29,489	46.1%	3.2%
- Operating loss	(3,720)	(6.2%)	(2,959)	(4.6%)	(20.5%)

Operating segment information

	For the Year Ended
	December 31, 2012	% of Revenue	December 31, 2013	% of Revenue	% Change
	RMB000s		RMB000s
	Unaudited		Unaudited

bitauto.com advertising business
- Revenue	482,399		722,103		49.7%
- Gross profit	410,850	85.2%	627,634	86.9%	52.8%
- Operating profit	128,966	26.7%	206,828	28.6%	60.4%

EP platform business
- Revenue	358,174		489,820		36.8%
- Gross profit	268,134	74.9%	384,797	78.6%	43.5%
- Operating profit	68,449	19.1%	105,431	21.5%	54.0%

taoche.com business
- Revenue	21,624		21,709		0.4%
- Gross loss	(16,917)	(78.2%)	(11,242)	(51.8%)	(33.5%)
- Operating loss	(39,383)	(182.1%)	(50,860)	(234.3%)	29.1%

Digital marketing solutions business
- Revenue	194,709		205,700		5.6%
- Gross profit	102,688	52.7%	102,945	50.0%	0.3%
- Operating loss	(4,427)	(2.3%)	(10,540)	(5.1%)	138.1%